Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2022 Unaudited Financial Results

Hangzhou, China – August 18, 2022 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading technology-focused intelligent learning company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights1

●	Total net revenues were RMB956.2 million (US$142.8 million), representing a 2.4% decrease from the same period in 2021.

  Net revenues from learning services were RMB563.6 million (US$84.1 million), representing a 7.3% decrease from the same period in 2021.

  Net revenues from smart devices were RMB239.9 million (US$35.8 million), representing a 16.3% increase from the same period in 2021.
  Net revenues from online marketing services were RMB152.8 million (US$22.8 million), representing an 8.0% decrease from the same period in 2021.

●	Gross margin was 42.8%, compared to 51.0% for the same period in 2021.

“Despite the short-term challenges by the pandemic, our business demonstrated resilience. On one hand, operating cash inflow reached RMB104 million in Q2, mainly due to the strong sales performance of our new services and smart devices. On the other hand, we narrowed our net loss to RMB461 million in Q2, a 12.3% improvement year-over-year,” said Dr. Feng Zhou, Chief Executive Officer and a Director of Youdao.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

“We recently launched a series of new products, such as Youdao Dictionary Pen X5 and Youdao Smart Learning Pad, as well as new products in STEAM courses and vocational education courses. We have completed the transformation of our business and products in response to regulatory changes last year and entered a new stage of organic growth. Looking ahead, we will stick to upgrading products and services with the support of technology and innovation, navigate the short-term macro challenges, build up and strengthen the long-term franchise. We are on the right track and confident in the second half of this year boosted by the new products and services,” Dr. Zhou concluded.

Second Quarter of 2022 Financial Results

Net Revenues

Net revenues for the second quarter of 2022 were RMB956.2 million (US$142.8 million), representing a 2.4% decrease from RMB979.9 million for the same period of 2021.

Net revenues from learning services were RMB563.6 million (US$84.1 million) for the second quarter of 2022, representing a 7.3% decrease from RMB607.7 million for the same period of 2021. The decrease was mainly attributable to the decline in revenues from adult courses resulting from the decrease in demand due to the resurgence of COVID-19.

Net revenues from smart devices were RMB239.9 million (US$35.8 million) for the second quarter of 2022, representing a 16.3% increase from RMB206.3 million for the same period of 2021, primarily driven by the popularity of the newly launched products since last year.

Net revenues from online marketing services were RMB152.8 million (US$22.8 million) for the second quarter of 2022, representing an 8.0% decrease from RMB166.0 million for the same period of 2021. The decrease was mainly attributable to the curtailed advertising budgets of partial advertising customers.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2022 was RMB409.7 million (US$61.2 million), representing an 18.1% decrease from RMB500.2 million for the same period of 2021. Gross margin decreased to 42.8% for the second quarter of 2022 from 51.0% for the same period of 2021.

Gross margin for learning services decreased to 52.2% for the second quarter of 2022 from 58.8% for the same period of 2021. The decrease was mainly resulted from the decline in economic scales due to the decreased learning revenues in the second quarter of 2022.

Gross margin for smart devices decreased to 30.6% for the second quarter of 2022 from 43.0% for the same period of 2021. The decrease was due to a larger proportion of sales contributed from offline distributors, which have a lower gross margin.

Gross margin for online marketing services was 27.7% for the second quarter of 2022, compared with 32.7% for the same period of 2021. The decrease was mainly attributable to the increased portion in performance-based advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Operating Expenses

Total operating expenses for the second quarter of 2022 were RMB864.9 million (US$129.1 million), compared with RMB755.1 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2022 were RMB596.0 million (US$89.0 million), representing an increase of 7.4% from RMB555.1 million for the same period of 2021. This increase was due to the growth in compensation expenses of the expanded sales and marketing team for learning services and smart devices.

Research and development expenses for the second quarter of 2022 were RMB208.4 million (US$31.1 million), representing an increase of 42.9% from RMB145.8 million for the same period of 2021. The increase was primarily due to higher payroll-related expenses associated with a larger number of development and technology professionals in smart devices and education digitalization solutions.

General and administrative expenses for the second quarter of 2022 were RMB60.5 million (US$9.0 million), representing an increase of 11.6% from RMB54.2 million for the same period of 2021. The increase was mainly attributable to the increased provision for the credit losses allowance on the receivables, which was RMB6.9 million in the second quarter of 2022, compared to RMB3.4 million for the same period of 2021.

Loss from Operations

Loss from operations for the second quarter of 2022 was RMB455.2 million (US$68.0 million), compared with RMB254.9 million for the same period in 2021. The margin of loss from operations was 47.6%, compared with 26.0% for the same period of last year.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the second quarter of 2022 was RMB453.9 million (US$67.8 million), compared with RMB234.9 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the second quarter of 2022 was RMB435.8 million (US$65.1 million), compared with RMB215.0 million for the same period of last year.

Basic and diluted net loss per American depositary shares (“ADSs”) of the Company from continuing operations attributable to ordinary shareholders for the second quarter of 2022 was RMB3.67 (US$0.55), compared with RMB1.92 for the same period of 2021. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB3.52 (US$0.53), compared with RMB1.76 for the same period of 2021.

Balance Sheet

As of June 30, 2022, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.3 billion (US$188.1 million), compared with RMB1.6 billion as of December 31, 2021. For the second quarter of 2022, net cash provided by continuing operating activities was RMB104.2 million (US$15.6 million), capital expenditures totaled RMB46.7 million (US$7.0 million), and depreciation and amortization expenses amounted to RMB10.7 million (US$1.6 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$70.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations.

As of June 30, 2022, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.1 billion (US$168.1 million), compared with RMB1.1 billion as of December 31, 2021.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, August 18, 2022 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, August 18, 2022). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	5366490

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 25, 2022:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5366490

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading technology-focused intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investment. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between our GAAP financial measures that are most directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	322,777	687,191	102,595
Time deposits	268	273	41
Restricted cash	749,770	551,472	82,333
Short-term investments	503,831	21,071	3,146
Accounts receivable, net	248,339	335,911	50,150
Inventories, net	255,411	212,351	31,703
Amounts due from NetEase Group	6,192	16,609	2,480
Prepayment and other current assets	182,577	198,200	29,589
Assets held for sale	497	—	—
Total current assets	2,269,662	2,023,078	302,037

Non-current assets:
Property, equipment and software, net	80,315	108,928	16,263
Operating lease right-of-use assets, net	118,104	88,453	13,206
Long-term investments	32,518	70,542	10,532
Goodwill	109,944	109,944	16,414
Other assets, net	22,436	37,199	5,554
Assets held for sale	1,088	—	—
Total non-current assets	364,405	415,066	61,969

Total assets	2,634,067	2,438,144	364,006

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	161,006	151,812	22,665
Payroll payable	277,383	228,248	34,077
Amounts due to NetEase Group	83,041	67,009	10,004
Contract liabilities	1,065,639	1,126,065	168,117
Taxes payable	53,323	28,959	4,323
Accrued liabilities and other payables	515,567	697,050	104,068
Short-term loans from NetEase Group	878,000	878,000	131,082
Total current liabilities	3,033,959	3,177,143	474,336

Non-current liabilities:
Long-term lease liabilities	73,070	48,536	7,246
Long-term loans from NetEase Group	255,028	469,798	70,139
Other non-current liabilities	2,411	14,095	2,104
Total non-current liabilities	330,509	532,429	79,489

Total liabilities	3,364,468	3,709,572	553,825

Mezzanine equity	78,592	73,475	10,970

Shareholders' deficit:
Youdao's shareholders' deficit	(807,067)	(1,340,700)	(200,162)
Noncontrolling interests	(1,926)	(4,203)	(627)
Total shareholders' deficit	(808,993)	(1,344,903)	(200,789)

Total liabilities, mezzanine equity and shareholders’ deficit	2,634,067	2,438,144	364,006

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.6981 on the last trading day of June (June 30, 2022) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	607,680	826,011	563,601	84,143	1,214,640	1,389,612
Smart devices	206,290	253,160	239,850	35,809	408,209	493,010
Online marketing services	165,979	121,370	152,774	22,809	305,073	274,144
Total net revenues	979,949	1,200,541	956,225	142,761	1,927,922	2,156,766

Cost of revenues (2)	(479,738)	(558,719)	(546,498)	(81,590)	(931,276)	(1,105,217))
Gross profit	500,211	641,822	409,727	61,171	996,646	1,051,549

Operating expenses:
Sales and marketing expenses (2)	(555,050)	(506,385)	(595,997)	(88,980)	(1,103,794)	(1,102,382)
Research and development expenses (2)	(145,803)	(202,980)	(208,411)	(31,115)	(273,501)	(411,391)
General and administrative expenses (2)	(54,234)	(57,561)	(60,532)	(9,038)	(88,573)	(118,093)
Total operating expenses	(755,087)	(766,926)	(864,940)	(129,133)	(1,465,868)	(1,631,866)
Loss from operations	(254,876)	(125,104)	(455,213)	(67,962)	(469,222)	(580,317)

Interest income	6,735	2,034	3,769	563	9,809	5,803
Interest expense	(7,764)	(8,585)	(10,102)	(1,508)	(15,381)	(18,687)
Others, net	23,366	36,053	1,567	234	23,720	37,620
Loss before tax	(232,539)	(95,602)	(459,979)	(68,673)	(451,074)	(555,581)

Income tax expense	(2,999)	(566)	(553)	(83)	(4,614)	(1,119)
Net loss from continuing operations	(235,538)	(96,168)	(460,532)	(68,756)	(455,688)	(556,700)
Net loss from discontinued operations	(289,496)	(6,105)	—	—	(396,004)	(6,105)
Net loss	(525,034)	(102,273)	(460,532)	(68,756)	(851,692)	(562,805)
Net loss attributable to noncontrolling interests	681	748	6,646	992	1,548	7,394
Net loss attributable to ordinary shareholders of the Company	(524,353)	(101,525)	(453,886)	(67,764)	(850,144)	(555,411)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(234,857)	(95,420)	(453,886)	(67,764)	(454,140)	(549,306)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	(289,496)	(6,105)	—	—	(396,004)	(6,105)

Basic net loss per ADS	(4.29)	(0.82)	(3.67)	(0.55)	(7.07)	(4.50)
-Continuing operations	(1.92)	(0.77)	(3.67)	(0.55)	(3.77)	(4.45)
-Discontinued operations	(2.37)	(0.05)	—	—	(3.30)	(0.05)

Diluted net loss per ADS	(4.29)	(0.82)	(3.67)	(0.55)	(7.07)	(4.50)
-Continuing operations	(1.92)	(0.77)	(3.67)	(0.55)	(3.77)	(4.45)
-Discontinued operations	(2.37)	(0.05)	—	—	(3.30)	(0.05)

Shares used in computing basic net loss per ADS	122,332,306	123,330,958	123,703,353	123,703,353	120,325,943	123,518,179
Shares used in computing diluted net loss per ADS	122,332,306	123,330,958	123,703,353	123,703,353	120,325,943	123,518,179

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.6981 on the last trading day of June (June 30, 2022) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:

Cost of revenues	1,815	2,180	1,775	265	3,257	3,955
Sales and marketing expenses	3,053	3,090	3,451	515	5,043	6,541
Research and development expenses	10,004	8,862	8,428	1,259	17,399	17,290
General and administrative expenses	4,962	5,384	4,448	664	8,610	9,832

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	607,680	826,011	563,601	84,143	1,214,640	1,389,612
Smart devices	206,290	253,160	239,850	35,809	408,209	493,010
Online marketing services	165,979	121,370	152,774	22,809	305,073	274,144
Total net revenues	979,949	1,200,541	956,225	142,761	1,927,922	2,156,766

Cost of revenues
Learning services	250,422	298,297	269,491	40,234	472,724	567,788
Smart devices	117,671	167,804	166,503	24,858	230,585	334,307
Online marketing services	111,645	92,618	110,504	16,498	227,967	203,122
Total cost of revenues	479,738	558,719	546,498	81,590	931,276	1,105,217

Gross margin
Learning services	58.8%	63.9%	52.2%	52.2%	61.1%	59.1%
Smart devices	43.0%	33.7%	30.6%	30.6%	43.5%	32.2%
Online marketing services	32.7%	23.7%	27.7%	27.7%	25.3%	25.9%
Total gross margin	51.0%	53.5%	42.8%	42.8%	51.7%	48.8%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net loss from continuing operations attributable to ordinary shareholders of the Company	(234,857)	(95,420)	(453,886)	(67,764)	(454,140)	(549,306)
Add: share-based compensation	19,834	19,516	18,102	2,703	34,309	37,618
impairment of long-term investment	—	5,000	—	—	—	5,000
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(215,023)	(70,904)	(435,784)	(65,061)	(419,831)	(506,688)

Non-GAAP basic net loss from continuing operations per ADS	(1.76)	(0.57)	(3.52)	(0.53)	(3.49)	(4.10)
Non-GAAP diluted net loss from continuing operations per ADS	(1.76)	(0.57)	(3.52)	(0.53)	(3.49)	(4.10)